KANE KESSLER, P.C.
1350 Avenue of the Americas, 26th Floor New York, New York 10019
(212) 519-5109 pcampitiello@kanekessler.com

November 9, 2015

VIA EDGAR ONLY

United States Securities and Exchange Commission

Mail Stop 4720

Washington, D.C. 20549

Attn:	Emily Drazan,
Staff Attorney

Re:	BioHiTech Global, Inc.
Amendment No. 1 to Form 8-K
Filed October 5, 2015
File No. 001-36843

Dear Ms. Drazan:

Please be advised that this firm is counsel to BioHiTech Global, Inc., a Delaware corporation (the “Registrant”). In accordance with our recent conversation, the Registrant hereby requests an additional ten (10) days to respond to the comments of the Commission in its letter dated October 27, 2015.

Should you require anything further regarding this or any other matter, please do not hesitate to contact the undersigned.

Very truly yours,

/s/ Kane Kessler, P.C.

Kane Kessler, P.C.